Filed by Spartech Corporation
Commission File No. 1-5911
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Spartech Corporation
Commission File No. 1-5911

PolyOne to Combine with Spartech

Employee Town Hall Meeting

October 24, 2012

CUSTOM SHEET & ROLLSTOCK

PACKAGING TECHNOLOGIES

COLOR & SPECIALTY COMPOUNDS

What's Happening?

PolyOne and Spartech have signed an agreement under which Spartech will be acquired by PolyOne.

PolyOne

SPARTECH

Who is PolyOne?

Globalization

Locally Positioned to Serve Global Customer Needs



PolyOne.
Regional Headquarters
Innovation Center
Manufacturing
Sales/Service
Warehouse
Manufacturing and Sales/Service
Warehouse and Sales/Service

- ***PolyOne Vision:*** *"To be the world's premier provider of specialized polymer materials, services and solutions."*
- PolyOne (NYSE: POL) fiscal 2011 Sales: $2.9B
- Number of Employees: 5,200 (HQ: Cleveland, OH)
- Number of plant operations: 60 manufacturing and warehousing facilities (6 continents)

SPARTECH

PolyOne & Spartech Strategies Are Complimentary

Four Pillar Strategy


PolyOne
Globalization
Operational Excellence
Specialization
Commercial Excellence

The World's Premier Provider of Specialized Polymer Materials, Services & Solutions

Spartech Vision:
"To be the leading supplier of sustainable plastic sheet, compounding and packaging solutions, known for the highest standard of quality, cost competitiveness and innovation."

Why is this Good for Spartech?

2011 ($ in millions)	PolyOne	Spartech	Synergies*	Total
Revenue	$3,060	$1,103		$4,163
EBITDA	$277	$54	$40	$371
% Specialty	50%	95%		63%

Major synergies include:
- Raw Materials
- Customer Relationships
- Global Footprint
- Public Company costs

SPARTECH

Why is this Good for PolyOne?



Mix Shift Highlights Specialty Transformation
PolyOne
Old PolyOne
Transformation
2015 Target
% of Operating Income*
100%
80%
60%
40%
20%
0%
2%
34%
42%
50%
65-75%
Spartech Contribution
2005
2008
2011
2011**
2015
Specialty OI
$5M
$46M
$89M
$117M
Target
JV's
PP&S
Distribution
Specialty

*Operating Income excludes Corporate Charges
** Pro forma for the acquisition of ColorMatrix and divestiture of SunBelt

(4)

Confidential – Do Not Distribute

SPARTECH

Why is this Good for Spartech?

- Improves ability to delight our customers
- Accelerate our mix shift to Specialty Products
- Increased size better leverages public company costs
- Potential for lower raw material costs
- Stronger balance sheet for greater access to capital and technology investments
- Global Footprint
- Expand cross-selling capabilities across the Company
- Sustainable solutions provider
- Provides shareholders with immediate return and opportunity to realize combination synergies

What Happens Next?

1. Spartech shareholder call scheduled for 9:30 AM CST
2. Business teams will provide direction to their respective teams regarding the customer contact plan
3. Teams CALL key customers and suppliers
4. Customer email letter issued later today
5. Plant shift meetings to be conducted Wed-Fri
6. Due Diligence/Integration plans conducted between now and Q1, FY13
7. Regulatory filings between now and Q1, FY 13
8. Shareholder vote on/around February, 2013

SPARTECH

What Should I Do?

- SAFETY first and foremost across all locations!
- Continue to execute the Spartech 2012 Priorities:
  - Enhance Margins
  - Drive Growth
  - Delight Customers
- Focus on the customer!
- Ask questions
- Forward any/all media related questions to Corporate Communications